Exhibit 99.1

Television Food Network, G.P.
Consolidated Financial Statements as of December 31, 2017 and 2016 and for the Years Ended December 31, 2017, 2016 and 2015 and Report of Independent Registered Public Accounting Firm

Television Food Network, G.P.
Table of Contents

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	2
Consolidated Statements of Income and Comprehensive Income	3
Consolidated Statements of Cash Flows	4
Consolidated Statements of Partners' Equity	5
Notes to Consolidated Financial Statements	6-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Management of
Television Food Network, G.P.
Knoxville, Tennessee

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Television Food Network, G.P. (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income and comprehensive income, partners’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 8 to the consolidated financial statements, the accompanying financial statements include portions of certain revenue and expense transactions with affiliated companies, including allocations made from corporate functions, and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 1, 2018

We have served as the Company's auditor since 1997.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	As of December 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$—
Accounts receivable, net of allowances: 2017 - $4,077; 2016 - $7,219)	294,123	279,618
Receivable due from related party	367,903	356,310
Programs and program licenses	176,534	173,349
Other current assets	2,203	1,534
Total current assets	840,763	810,811
INVESTMENTS	12,387	13,437
GOODWILL AND OTHER INTANGIBLE ASSETS:
Goodwill	10,235	10,235
Intangible assets, net	984	1,051
Total goodwill and other intangible assets, net	11,219	11,286
OTHER ASSETS:
Programs and program licenses (less current portion)	126,660	142,053
Deferred income taxes	1	—
Other non-current assets	10	1,771
Total other assets	126,671	143,824
TOTAL ASSETS	$991,040	$979,358
LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts and program rights payables	$32,501	$27,764
Unearned revenue	35,475	33,919
Other accrued liabilities	24,217	32,601
Total current liabilities	92,193	94,284
DEFERRED INCOME TAXES	—	138
TOTAL LIABILITIES	92,193	94,422
COMMITMENTS AND CONTINGENCIES (Note 7)
PARTNERS’ EQUITY:
Partners’ capital	901,578	887,828
Foreign currency translation adjustment	(2,731)	(2,892)
Total partners’ equity	898,847	884,936
TOTAL LIABILITIES AND PARTNERS’ EQUITY	$991,040	$979,358
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)

	For the years ended December 31,
	2017	2016	2015
Operating revenues	$1,208,357	$1,160,716	$1,099,307
COSTS AND EXPENSES:
Costs of services	336,651	350,654	288,638
Selling, general and administrative	278,230	274,864	261,683
Amortization of intangible assets	67	67	67
Total costs and expenses	614,948	625,585	550,388
OPERATING INCOME	593,409	535,131	548,919
OTHER CREDITS (CHARGES):
Equity in earnings of affiliates	15,634	15,301	15,923
Miscellaneous, net	913	3,170	(505)
Net other credits (charges)	16,547	18,471	15,418
Income before unincorporated business taxes	609,956	553,602	564,337
Unincorporated business taxes	1,629	1,456	2,680
NET INCOME	608,327	552,146	561,657
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	161	598	(2,755)
COMPREHENSIVE INCOME	$608,488	$552,744	$558,902
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$608,327	$552,146	$561,657
Adjustments to reconcile net income to net cash flows from operating activities:
Program amortization	306,806	323,461	262,848
Equity in earnings of affiliates	(15,634)	(15,301)	(15,923)
Program payments	(289,989)	(317,821)	(311,769)
Amortization of network distribution costs	708	1,828	6,841
Amortization of intangible assets	67	67	67
Dividends received from joint ventures, net of withholding tax paid	17,500	18,972	13,147
Changes in assets and liabilities:
Accounts receivable	(14,488)	(520)	(24,119)
Accounts payable	127	2,009	292
Other, net	(7,254)	9,721	13,730
Cash provided by operating activities	606,170	574,562	506,771
CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in receivable due from related party	(11,593)	(70,820)	17,767
Other, net	—	122	—
Cash (used in) provided by investing activities	(11,593)	(70,698)	17,767
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital distributions	(594,577)	(503,864)	(524,538)
Cash used in financing activities	(594,577)	(503,864)	(524,538)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	—
CASH AND CASH EQUIVALENTS:
Beginning of period	—	—	—
End of period	$—	$—	$—
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands)

	Managing Partner	Class A Partners	Class B Partners	Foreign Currency Translation Adjustment	Total Partners’ Equity
Partners’ equity at December 31, 2014	108,824	367,176	326,427	(735)	801,692
Net income	56,166	336,994	168,497	—	561,657
Foreign currency translation adjustment	—	—	—	(2,755)	(2,755)
Capital distributions	(52,454)	(314,723)	(157,361)	—	(524,538)
Partners’ equity at December 31, 2015	112,536	389,447	337,563	(3,490)	836,056
Net income	55,215	331,288	165,643	—	552,146
Foreign currency translation adjustment	—	—	—	598	598
Capital distributions	(50,386)	(302,319)	(151,159)	—	(503,864)
Partners’ equity at December 31, 2016	117,365	418,416	$352,047	(2,892)	884,936
Net income	60,833	364,996	182,498	—	608,327
Foreign currency translation adjustment	—	—	—	161	161
Capital distributions	(59,458)	(356,746)	(178,373)	—	(594,577)
Partners’ equity at December 31, 2017	$118,740	$426,666	$356,172	$(2,731)	$898,847
See notes to consolidated financial statements.

TELEVISION FOOD NETWORK, G.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEARS ENDED
DECEMBER 31, 2017, 2016 AND 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
As used in the Notes to Consolidated Financial Statements, the terms “we,” “our,” “us” or “Food Network” may, depending on the context, refer to the Television Food Network, G.P., or to its consolidated subsidiary company.

Management and Ownership Structure - Food Network is operated and organized under the terms of a general partnership (the “Partnership”). During 2016, the Partnership agreement was extended and specifies a dissolution date of December 31, 2020. If the term of the Partnership is not extended prior to that date, the agreement would permit Scripps Networks Interactive, Inc. (“SNI” or “Scripps Networks”), as the beneficial holder of approximately 80% of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued it will be required to limit its activities to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests. The managing general partner has a 10% “residual” interest in Food Network, that is, except for cash distributions intended to offset the tax liabilities associated with any allocated taxable income, it is entitled to cash distributions only after all loans from partners have been repaid and Class A partners have recovered their capital contributions.

In addition to the managing general partner, there are five Class A partnership units with a 60% residual interest and two Class B partners with a 30% undilutable residual interest. Each Class A partnership unit entitles the holder to one vote on the five-member management committee of Food Network. The managing general partner and the Class B partners are nonvoting partners except that in certain circumstances the managing general partner is allowed a vote in the case of a management committee deadlock. SNI, through its wholly-owned subsidiaries, owns four class A partnership units thereby controlling Food Network.
Class B partnership interests were allocated based upon the level of partners’ commitments to distribute Food Network programming. Each one-million-subscriber commitment translated into an approximate 1.86% residual interest.
For income tax purposes, Partnership profits are allocated first to offset previously allocated losses and then to the partners in proportion to their relative Partnership interests. Partnership losses are allocated first to offset previously allocated profits; second, to the extent of cumulative capital contributions; and finally, to Class A partners in proportion to their residual interests.
Nature of Operations - We operate two 24-hour television networks, Food Network and Cooking Channel, offering quality television, video, internet and mobile entertainment and information focusing on food and entertaining. Our business is organized as a single reportable business segment. Programming for our networks is distributed by cable and satellite operators, telecommunication suppliers and other digital providers, such as those providing streaming, OTT or on-demand services. We earn revenue primarily from the sale of advertising time on national television networks and interactive platforms and from affiliate fees paid by providers that distribute our content.

Concentration Risks - Approximately 67.4% of our operating revenues are derived from advertising. Operating results can be affected by changes in the demand for such services both nationally and in individual markets.

The four largest distributors in the United States provide service to approximately 78.6% of homes receiving our networks. Combined, the eight largest distributors in the United States provide service to more than 97.8% of homes receiving our networks. The loss of distribution of our networks by any of these cable or satellite television systems could adversely affect our business.

Principles of Consolidation - The consolidated financial statements include the accounts of Food Network and its wholly-owned subsidiary limited liability company after elimination of intercompany accounts and transactions. Investments in twenty to fifty percent owned companies and partnerships or companies and partnerships in which we exercise significant influence over the operating and financial policies are accounted for using the equity method. The results of companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates, judgments and assumptions that affect reported amounts reported in the consolidated financial statements and accompanying footnotes, including the selection of appropriate accounting principles that reflect the economic substance of the underlying transactions and the assumptions on which to base accounting estimates. In reaching such decisions, judgment is applied based on our understanding and analysis of the relevant circumstances, including our historical experience, actuarial studies and other assumptions. Actual results could differ from estimates.

Estimates, judgments, and assumptions inherent in the preparation of our consolidated financial statements include accounting for asset impairments, equity method investments, revenue recognition, program assets, depreciation and amortization, pension plans, share-based compensation, income taxes, fair value measurements and contingencies.

While we re-evaluate our estimates and assumptions on an ongoing basis, actual results could differ from those estimated at the time consolidated financial statements were prepared.

Foreign Currency Translation - Food Network Canada (“Food Canada”), in which we hold a 29% interest, uses their local currency as the functional currency. Assets and liabilities of such international subsidiaries are translated using end-of-period exchange rates while results of operations are translated based on the average exchange rates throughout the year. The effects of translating the financial position and results of operations of local functional currency operations into U.S. dollars are included as accumulated comprehensive income (loss) in Partners’ equity.

Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency using end-of-period exchange rates. Gains or losses resulting from such remeasurement are recorded in income. Foreign exchange gains and losses are included within miscellaneous, net in the consolidated statements of income and comprehensive income.

Revenue Recognition

Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is reported net of sales taxes, value added taxes and other taxes collected from our customers.

Our primary sources of revenues are from advertising sales on our television and digital networks and from distribution fees earned from the right to distribute our content.

Advertising - Advertising revenues are recognized, net of agency commissions, when advertisements are displayed.
Advertising contracts for television may guarantee advertisers a minimum audience level for the programs in which their advertisements are broadcast. Advertising revenues are recognized for the actual audience level delivered. We provide the advertiser with additional advertising spots in future periods if guaranteed audience levels are not delivered. If guaranteed audience levels are not met, revenues are deferred for any shortfall until guaranteed audience levels are delivered, and an ADU accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the term of the advertising contracts.
Digital advertising includes (i) fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; (ii) impression-based campaigns where the fee is based upon the number of times an advertisement appears in web pages viewed by a user; and (iii) click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertiser’s website. Advertising revenues from fixed duration campaigns are recognized over the period in which the advertising appears. Internet and digital advertising revenue that is based upon the number of impressions delivered or the number of click-throughs achieved is recognized as impressions are delivered or click-throughs occur.
Distribution - Cable, satellite and telecommunication service providers typically pay a per subscriber fee for the right to distribute our content under the terms of multi-year distribution contracts. Programming is delivered throughout the term of the agreement, and revenue is recognized as programming is provided based on contracted programming rates and reported subscriber levels. The amount of distribution fees received by the Company are based on amounts reported by distributors based on actual subscriber levels. Since actual subscriber information is not received until after the close of the reporting period, the number of subscribers receiving the Company’s programming is estimated for the reporting period. Adjustments to record actual subscribers have historically not been materially different from estimates.
Distribution fees are reported net of volume discounts and incentives, which include cash payments, provided to distributors in exchange for initial multi-year distribution contracts.
Revenues associated with digital distribution arrangements are recognized when we transfer control and the rights to distribute the content to a customer.
Cost of Services - Cost of services reflects the cost of providing our broadcast signal, programming and other content to various distribution platforms. The expenses captured within cost of services in our consolidated statements of income and comprehensive income include programming, primarily amortization, satellite transmission fees, production and operations and other direct costs.

Accounts Receivable - Accounts receivable includes amounts billed and currently due from customers and are presented net of an estimate for uncollectible accounts. The Company periodically evaluates outstanding receivable balances to assess collectability. Allowances for uncollectible accounts are generally based on market trends, economic conditions, aging of receivables, historical experience and customer specific risks of default.

We extend credit to customers based upon our assessment of their individual financial condition. Collateral is generally not required from customers.

Allowance for doubtful accounts receivable is as follows:

(in thousands)	Balance Beginning of Period	Additions for Bad Debt Expense	Deductions for Amounts Charged Off	Balance End of Period
Allowances for Doubtful Accounts Receivable
Year Ended December 31:
2017	$7,219	$2,896	$6,038	$4,077
2016	4,761	8,452	5,994	7,219
2015	1,143	4,343	725	4,761
Investments - We have investments that are accounted for using the equity method of accounting. We use the equity method to account for our investments in equity securities if our investment gives us the ability to exercise significant influence over operating and financial policies of the investee. Under the equity method of accounting, investments are initially recorded at cost and subsequently increased or decreased to reflect our proportionate share of net earnings or losses of the equity method investees. Cash payments to equity method investees, such as additional investments, loans, advances and expenses incurred on behalf of investees, as well as dividends from equity method investees, are recorded as adjustments to the investment balances. The entire equity method investment is tested for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

We regularly review our investments to determine if there has been any other-than-temporary decline in values. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate, among other factors, the extent to which the investment's carrying value exceeds fair value, the duration of the decline in fair value below carrying value and the current cash position, earnings and cash forecasts and near term prospects of the investee. The carrying value of an investment is adjusted when a decline in fair value below cost is determined to be other-than-temporary.

Goodwill - Goodwill represents the cost of acquiring partnership interests from Class B partners in excess of the net book value of the Class B partnership interests.

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least annually, as of October 1, for the Company, or when events occur or circumstances change that would indicate the fair value of a reporting unit may be below its carrying value. The annual goodwill impairment test allows for the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is greater than its carrying amount. If it is determined, on the basis of qualitative factors, that the fair value of a reporting unit is, more likely than not, less than its carrying value, the quantitative impairment test is required. The quantitative impairment test compares the fair value of the reporting unit, utilizing a combination of a discounted cash flow analysis and market comparables approach, to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Programs and Program Licenses - Programming is either produced by us or for us by independent production companies or licensed under agreements with independent producers.

Costs of produced content include direct production costs, production overhead, development costs and acquired production costs. Costs incurred for produced content are capitalized, and costs incurred to produce content not expected to be rebroadcast are expensed as incurred. Program licenses generally have fixed terms, limit the number of times we can air the programs and require payments over the terms of the licenses. Licensed program assets and liabilities are recorded when programs become available for airing. Program licenses are not discounted for imputed interest. Program assets are amortized over their estimated useful lives, commencing on their first airing and typically on an accelerated basis based on estimated future cash flows, and are included within cost of services in the consolidated statements of income and comprehensive income.

Estimated future cash flows are based on revenues previously generated from similar content and planned program usage, which can change based upon market acceptance, advertising sales and distribution fees and the number of subscribers receiving our networks. Planned program usage is based on our current expectation of future airings taking into account historical usage of similar content. Accordingly, we periodically review revenue estimates and planned program usage and revise our assumptions if necessary. If actual demand or market conditions are less favorable than projected, a write-down to net realizable value is recorded. Development costs for programs that we have determined will not be produced are expensed.

Deposits expected to be placed in service and the portion of the unamortized program asset balance expected to be amortized within one year are classified as a current asset within programs and program licenses on the consolidated balance sheets, while deposits not expected to be placed in service within one year and the unamortized program asset balance expected to be amortized after one year is separately stated as a non-current asset on the consolidated balance sheets.

Program liabilities payable within one year are classified as a current liability as program rights payable on the consolidated balance sheets, while program liabilities payable after one year are included within other non-current liabilities on the consolidated balance sheets. The carrying value of our program rights liabilities approximate fair value.

Impairment of Long-Lived Assets - Long-lived assets, primarily property and equipment and finite-lived intangible assets, are reviewed for impairment whenever events or circumstances indicate the fair value of the assets may be below the carrying amount.
Recoverability for long-lived assets is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the undiscounted cash flows are less than the carrying amount of the assets, then the carrying value of the assets are written down to estimated fair values, which are primarily based on forecasted discounted cash flows. Fair value of long-lived assets is determined based on a combination of a discounted cash flows and market approach.

Marketing and Advertising Costs - Marketing and advertising costs, which totaled $56,030 thousand in 2017, $61,567 thousand in 2016 and $50,548 thousand in 2015 and are reported within selling, general and administrative in the consolidated statements of income and comprehensive income, include costs incurred to promote our businesses and to attract traffic to our digital platforms. Advertising production costs are deferred and expensed the first time the advertisement is shown. Marketing and other advertising costs are expensed as incurred.
Income Taxes - Food Network is organized as a general partnership. Accordingly, the Company is not subject to federal and state income taxes as the respective partners are responsible for income taxes applicable to their share of the taxable income of Food Network. However, the Company is subject to a 4.0% New York City unincorporated business tax (“UBT”).

We account for UBT using the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax basis by applying statutory tax rates. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not, that some or all of the deferred tax asset will not be realized.

Financial Instruments and Risk Management Contracts - Financial instruments consist of cash, accounts receivable, accounts payable, must-carry rights payable and program rights liabilities. The carrying amounts of these financial instruments approximate their fair value. We held no derivative financial instruments in 2017, 2016, and 2015.

Recently Issued Accounting Standards Update - In February 2016, the FASB issued new accounting guidance related to leases, Leases, which requires the recognition of an asset and liability arising from leasing arrangements for leases extending beyond an initial period of 12 months. The guidance will increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance is effective January 1, 2019, and early adoption is permitted. We have partially completed our assessment of the new guidance and do not expect a material impact on our consolidated financial statements or related disclosures. We expect to complete the remainder of our assessment and resulting changes to our processes and controls in 2018.

In March 2016, the FASB issued new accounting guidance related to revenue recognition, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations within the new revenue recognition guidance by clarifying the indicators. This guidance updates the revenue recognition guidance issued in May 2014, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance replaces most existing revenue recognition guidance under GAAP. The guidance became effective January 1, 2018. We have completed our assessment of the new guidance, including identifying new processes and controls to support our revenue recognition under the new guidance, and do not expect a material impact on our consolidated financial statements, with the exception of new disclosures. We adopted this guidance applying the modified retrospective method of adoption.

We currently recognize revenue when persuasive evidence of a sales arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenue is reported net of sales taxes, value added taxes and other taxes collected from our customers.

Our primary sources of revenues are from advertising sales on our television and digital networks and from distribution fees earned from the right to distribute our content. Other revenue includes the licensing of content and brands, which is generally recognized over the license agreement, and production, which is generally recognized at the completion of the project. Neither of these historically have been material to the Company.
Advertising
Advertising revenues are recognized, net of agency commissions, when advertisements are aired or displayed.
Advertising contracts for television may guarantee advertisers a minimum number of audience impressions for their advertisements. Advertising revenues are recognized based on our performance obligations which we believe are either our airings of the ads or the actual impressions delivered. If guaranteed impressions are not met, revenues are deferred for any shortfall until guaranteed impressions are delivered and an accrual for “make-good” advertisements is recorded as a reduction of revenue. The estimated make-good accrual is reduced upon delivery of the impressions and revenue is recognized.
Digital advertising includes (i) fixed duration campaigns whereby a banner, text or other advertisement appears for a specified period of time for a fee; (ii) impression-based campaigns where the fee is based upon the number of times an advertisement appears in web pages viewed by a user; and (iii) click-through based campaigns where the fee is based upon the number of users who click on an advertisement and are directed to the advertiser’s website. Advertising revenue from fixed duration campaigns are recognized over the period in which the advertising appears. Internet and digital advertising revenue that is based upon the number of impressions delivered or the number of click-throughs achieved is recognized as impressions are delivered or click-throughs occur.
Revenues are billed upon airing of the advertisement, and undelivered impressions are recorded to deferred revenue. Based upon our assessment, we do not believe there will be a material change to the timing of revenue recognition in our consolidated financial statements.
Distribution
Cable, satellite and telecommunication service providers typically pay a per subscriber fee for the right to distribute our content under the terms of multi-year distribution contracts. Programming is delivered throughout the term of the agreement, and revenue is recognized as programming is provided based on contracted programming rates and reported subscriber levels. The amount of distribution fees received by the Company are accounted for as a license and are based on amounts reported by distributors based on actual subscriber levels, which is considered the performance obligation for distribution revenues. As the delivery of the subscription feed is considered a constant series of obligations being delivered over time, the performance obligation is considered satisfied and revenue is recognized at the end of each period. Since actual subscriber information is not received until after the close of the reporting period, the number of subscribers receiving the Company’s programming is estimated for the reporting period. Adjustments to record actual subscribers have historically not been materially different from estimates.
Distribution fees are reported net of volume discounts and incentives, which include cash payments, provided to distributors in exchange for initial multi-year distribution contracts.
Revenues associated with distribution fees are recognized when we deliver our content along with a license to distribute the content to a customer. Based upon our assessment, we do not believe there will be a material change to the timing of revenue recognition in our consolidated financial statements.
The Company intends to apply the practical expediency of expensing costs that would otherwise be capitalized as assets recognized from costs to obtain or fulfill a contract with a customer when the amortization period is less than 12 months.

In January 2017, the FASB issued new accounting guidance related to intangibles, Simplifying the Test for Goodwill Impairment, which eliminates step two from the goodwill impairment test and requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit to its carrying amount. The guidance also eliminates the requirement to perform a qualitative assessment for any reporting unit with a zero or negative carrying amount. The guidance is effective January 1, 2020, and early adoption is permitted. We early adopted this guidance in the first quarter of 2017. This implementation did not have an effect on our consolidated financial statements or related disclosures.
Going Concern - The Partnership is set to expire on December 31, 2020. If the term of the Partnership is not extended prior to that date, the Partnership agreement permits SNI, as holder of 80.0 percent of the applicable votes, to reconstitute the Partnership and continue its business. If for some reason the Partnership is not continued, activities will be limited to winding up, settling debts, liquidating assets and distributing proceeds to the partners in proportion to their partnership interests.
Subsequent Events - No material subsequent events have occurred since December 31, 2017 that should be recorded or disclosed in the consolidated financial statements.

2. SIGNIFICANT TRANSACTIONS
Merger Agreement with Discovery Communications, Inc. - On July 30, 2017, Discovery Communications, Inc. (“Discovery”), Scripps Networks Interactive, and Skylight Merger Sub, Inc., a wholly-owned subsidiary of Discovery (“Merger Sub”), entered into an Agreement and Plan of Merger, (“Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into Scripps Networks, with Scripps Networks continuing as the surviving corporation and a wholly-owned subsidiary of Discovery (“Merger”) for a purchase price reflecting a total enterprise value of approximately $14.6 billion.

The Merger was approved unanimously by the Board of Directors of both SNI and Discovery and is subject to review by regulatory authorities in the U.S. and other jurisdictions. The transaction is subject to a number of conditions and is expected to close in the first quarter of 2018. The full terms of the transaction are included in the Merger Agreement dated July 30, 2017, which was included as Exhibit 2.1 to the Form 8-K filed by SNI with the SEC on July 31, 2017.

3. EQUITY METHOD INVESTMENTS

(in thousands)
Balance as of December 31, 2015	$16,632
Equity in earnings of affiliates	15,301
Dividends received from joint ventures, net of withholding tax paid	(19,094)
Foreign currency translation adjustment	598
Balance as of December 31, 2016	13,437
Equity in earnings of affiliates	15,634
Dividends received from joint ventures, net of withholding tax paid	(17,500)
Foreign currency translation adjustment	816
Balance as of December 31, 2017	$12,387
Investments accounted for using the equity method include the Company’s investments in Food Canada (29% owned) and Food Network Magazine JV (50% owned). We regularly review our investments to determine if there have been any other-than-temporary declines in value. These reviews require management judgments that often include estimating the outcome of future events and determining whether factors exist that indicate impairment has occurred. We evaluate among other factors, the extent to which the investment’s carrying value exceeds fair value, the duration of the decline in fair value below carrying value, and the current cash position, earnings and cash forecasts and near term prospects of the investee. No impairments were recognized on any of our equity method investments in 2017, 2016 or 2015.

4. PROGRAMS AND PROGRAM LICENSES
Programs and program licenses consisted of the following:

(in thousands)	As of December 31,
	2017	2016
Cost of programs available for broadcast	$1,261,423	$992,079
Accumulated amortization	1,005,701	739,613
Total	255,722	252,466
Progress payments on programs not yet available for broadcast	47,472	62,936
Total programs and program licenses	$303,194	$315,402
In addition to the programs produced or licensed by us included in the table above, we have commitments to produce or license certain programming that is not yet available for broadcast. Additional remaining obligations under contracts to produce or license programs not yet available for broadcast totaled approximately $113,184 thousand and $80,505 thousand as of December 31, 2017 and December 31, 2016, respectively. If the programs are not produced by us or the licensor, our commitment would generally expire without obligation.

Programs and program license expense, which consist of program amortization and program impairments, is included within costs of services in our consolidated statements of income and comprehensive income. Program impairments totaled $31,470 thousand in 2017, $58,041 thousand in 2016 and $21,132 thousand in 2015.

Estimated amortization of recorded program assets and program commitments for each of the next five years is as follows:

(in thousands)	Programs Available for Broadcast	Programs Not Yet Available for Broadcast	Total
2018	$151,883	$68,360	$220,243
2019	67,164	39,216	106,380
2020	27,109	20,098	47,207
2021	9,566	6,146	15,712
2022	—	1,611	1,611
Total	$255,722	$135,431	$391,153
Actual amortization in each of the next five years will exceed the amounts presented above as we will continue to produce or license additional programs.

5. OTHER INTANGIBLE ASSETS
Other intangible assets consisted of the following:

(in thousands)	As of December 31,
	2017	2016
Acquired rights	$1,668	$1,668
Accumulated amortization	(684)	(617)
Total other intangible assets, net	$984	$1,051
Separately acquired intangible assets reflect the acquisition of certain rights that will expand our opportunity to earn future revenues.

Amortization expense associated with intangible assets for each of the next five years is expected to be as follows:

(in thousands)	Estimated Amortization
2018	$63
2019	$63
2020	$63
2021	$63
2022	$63
Thereafter	$669
6. UNINCORPORATED BUSINESS TAXES
We have provided for UBT taxes in accordance with the applicable New York City regulations. Our UBT expenses consisted of the following:

(in thousands)	For the years ended December 31,
	2017	2016	2015
Current tax expense	$1,768	$1,531	$2,862
Deferred tax (benefit) expense	(139)	(75)	(182)
Total UBT expense	$1,629	$1,456	$2,680

In 2015, the New York City Department of Finance completed an audit of our Unincorporated Business Tax returns for the years 2006 through 2011 and we reached agreement on adjustments that increased the amount of Unincorporated Business Taxable Income ("UBTI") apportioned to operations in New York City. Accordingly, our UBT expense amount in 2015 reflects approximately $423 thousand of additional taxes for the tax years 2006-2011.

In 2016, the New York City Department of Finance initiated an audit of our Unincorporated Business Tax returns for the years 2012 through 2013. The audit is ongoing as of December 31, 2017.

The approximate effect of the temporary differences giving rise to deferred tax liabilities (assets) were as follows:

(in thousands)	As of December 31,
	2017	2016
Deferred tax assets:
Unearned revenue	$(2)	$(64)
Other temporary differences	(69)	(103)
	(71)	(167)
Deferred tax liabilities:
Programs and program licenses	49	277
Other temporary differences	21	28
	70	305
Net deferred tax (asset) liability	$(1)	$138
As of December 31, 2017 and 2016, we do not believe we have any uncertain tax positions that would require either recognition or disclosure in the accompanying consolidated financial statements.

7. COMMITMENTS AND CONTINGENCIES
We are involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

In the ordinary course of business, Food Network enters into long-term contracts to lease office space and equipment, to secure on-air talent, to obtain satellite transmission of network programming, and to purchase other goods and services. Minimum payments for such non-cancellable services as of December 31, 2017, are expected to be as follows:

(in thousands)	Satellite Transmission	Other Purchase and Service Commitments	Rent Commitments	Not yet available for Broadcast
2018	$2,600	$12,269	$10,760	$107,753
2019	2,822	12,726	10,975	5,431
2020	—	—	11,194	—
2021	—	—	9,976	—
2022	—	—	—	—
Later years	—	—	—	—
Total	$5,422	$24,995	$42,905	$113,184
Rental expense for cancelable and non-cancelable leases was $7,376 thousand in 2017, $7,538 thousand in 2016 and $8,386 thousand in 2015.

We also share leased facilities and other services with other SNI cable and satellite television programming services. Our share of the costs for such services is included in the allocated charge from SNI (See Note 8).

8. RELATED PARTY TRANSACTIONS
SNI manages our daily flow of cash. We also participate in SNI’s controlled disbursement system. The bank sends SNI daily notifications of checks presented for payment, and SNI transfers funds from other sources to cover the checks. Our cash balance held by SNI is reduced as checks are issued. We receive interest income on positive cash balances, and are charged interest expense on negative cash balances. In determining whether we are to receive interest or to be charged interest, the balance is reduced by our share of the net book value of shared property and equipment.

Positive cash account balances due from SNI are reported as receivable due from related party in our consolidated balance sheets. The receivable due from SNI was $367,903 thousand at December 31, 2017 and $356,310 thousand at December 31, 2016, which earns interest at money market rates.

Food Network is also subject to the terms and conditions of variable rate credit agreements with each partner. Our variable rate credit agreement with SNI permits aggregate borrowings up to $150,000 thousand and our variable rate credit agreement with Tribune Media Company permits aggregate borrowings up to $12,500 thousand. Interest on each agreement is charged at the prime rate plus two percent. There were no outstanding borrowings under these agreements at December 31, 2017 and 2016.

Net interest income from positive cash balances was $779 thousand in 2017, $1,611 thousand in 2016 and $182 thousand in 2015. These amounts are included within, Miscellaneous, net on our consolidated statements of income and comprehensive income.
We are party to an agreement with Corus Entertainment Inc. that provides us a 29% ownership interest in Food Canada.  Pursuant to the terms of the agreement, we grant Food Canada an exclusive right to use the Food Network trademark and provide Food Canada with Food Network programming.  Revenue recognized from the licensing of the Food Network trademark was $1,062 thousand in 2017, $1,049 thousand in 2016 and $1,218 thousand in 2015.

Revenues from program sales to Food Canada were $5,500 thousand in 2017, $4,782 thousand in 2016 and $5,645 thousand in 2015.
We may provide Food Network programming to other Scripps Networks cable networks or companies controlled by SNI. Revenue recognized from the programming provided to other Scripps Networks cable networks or SNI controlled entities totaled $11,619 thousand in 2017, $10,413 thousand in 2016 and $11,659 thousand in 2015.
We also may generate revenue from the sale of broadcast and internet advertising to companies controlled by SNI. Advertising revenues generated from SNI’s controlled entities totaled $9,112 thousand in 2017, $9,026 thousand in 2016 and $136 thousand in 2015.
We may purchase advertising units from the other cable networks controlled by Scripps Networks and use the additional spots to satisfy “make good” audience deficiency accruals we have recorded in our consolidated financial statements. Consideration paid to Scripps Networks affiliated entities for these advertising spots totaled approximately $78 thousand in 2017, $320 thousand in 2016 and $0 in 2015.

Marketing and promotion costs incurred with businesses controlled by Scripps Networks totaled approximately $10,274 thousand in 2017, $14,268 thousand in 2016 and $3,549 thousand in 2015.

Scripps Networks provides services covering affiliates sales, advertising sales, transmission and quality control, information technology functions, and other corporate functions related to executive management, corporate finance and accounting, legal, tax and human resources. Services provided by Scripps Networks for affiliate sales includes marketing, such as advertising campaigns, programming promotion, targeted sales presentations and managing tradeshow strategies and talent appearances; negotiating agreements with existing and new affiliates; billing and collection services; and providing channel affiliate reports. For advertising sales, Scripps Networks provides services that include selling television and internet advertising spots, advertising sales planning and marketing, rate card management services, sales positioning data, research support, related billing and collections and any necessary software and data services.

The total amount charged for these services is calculated by applying a Consumer Price Index escalator to the previous year’s allocated amount. These costs totaling $148,006 thousand in 2017, $146,831 thousand in 2016 and $146,538 thousand in 2015 are recorded within the selling, general and administrative caption in our consolidated statements of income and comprehensive income.

Scripps Networks may also negotiate affiliate agreements with cable and satellite television systems and telecommunication service providers on behalf of more than one, or all, of its networks in the aggregate, including our networks. The value of aggregate rights acquired from these providers are allocated to each network benefited based upon their relative fair values.

Members of the Scripps family who are parties to the Scripps Family Agreement hold a controlling interest in EWS. Therefore, EWS is a related party of the Company. The Scripps Family Agreement governs the transfer and voting of all Common Voting Shares held by certain descendants of Robert P. Scripps, descendants of John P. Scripps, certain trusts of which descendants of John P. Scripps or Robert P. Scripps are trustees or beneficiaries and an estate of a descendent of Robert P. Scripps, who are signatories to such agreement.

SNI made payments to EWS totaling $2,390 thousand, $2,222 thousand and $3,525 thousand, in 2017, 2016, and 2015, respectively. These payments were made pursuant to a 2008 agreement for certain rights granted by a subsidiary of EWS with varying durations. These amounts are included within selling, general and administrative in the consolidated statements of income and comprehensive income.

Scripps Networks may incur costs that are attributable to one or all of their networks. Scripps Networks incurs the license fee costs on the contracts providing music rights for our programming. These costs are allocated to us using a percentage of revenues factor. While Food Network does not issue stock compensation to its employees, certain employees of Food Network participated in the SNI Amended Long-Term Incentive Plan. The cost of awards to

Food Network employees are charged directly to Food Network. Substantially all Food Network employees received health, retirement and other benefits during 2017, 2016, and 2015 that were provided under SNI sponsored plans, including a defined benefit pension plan and a defined contribution plan. Health and life insurance costs are allocated based upon employee coverage elections and historical claims experience. Pension costs are allocated based upon past funding and an actuarial study of the covered employee groups. Benefits are based on the employees’ compensation and years of service. The funding of the plan is based on the requirements of the plan and applicable federal laws. Related to the defined contribution plan, a portion of the employees’ voluntary contributions were matched by SNI. The costs of the defined contribution plan are charged to us based upon those employee contributions.

Additional information related to costs charged to us from Scripps Networks is as follows:

(in thousands)	For the years ended December 31,
	2017	2016	2015
Music rights fees	2,471	2,484	2,381
Stock-based compensation costs	986	1,341	2,559
Health and life insurance	2,181	1,964	2,378
Defined benefit pension costs	643	502	324
Defined contribution costs	2,434	2,382	2,421
Other	7,548	5,249	6,843

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